May 14, 2019

Jianhui (John) Huang, Ph.D., P.Eng.
Tetra Tech Canada Inc.
Suite 1000 – 10th Floor, 885 Dunsmuir Street
Vancouver, British Columbia V6C 1N5

Subject:                          Consent of Qualified Person

I, Jianhui (John) Huang, Ph.D., P.Eng., consent to the public filing of the technical report titled Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico and dated February 8, 2019 (the

“Technical Report”) by SilverCrest Metals Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated March 14, 2019, of SilverCrest Metals Inc.

I certify that I have read the news release being filed by SilverCrest Metals Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 14th day of May 2019

“original document signed and sealed”
Signature of Qualified Person
Jianhui (John) Huang, Ph.D., P.Eng.
Print name of Qualified Person